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                                                                      EXHIBIT 99

March 25, 2002







Securities and Exchange Commission
Judiciary Plaza
450 Fifth St. N.W.
Washington, D.C.   20549

To Whom It May Concern:

Arthur Andersen LLP has represented to Lakes Gaming, Inc. and Subsidiaries that its audit for the year ended December 30, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Very truly yours,

LAKES GAMING, INC.



Timothy J. Cope
Executive Vice President
Chief Financial Officer